Filed by Gart Sports Company

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: The Sports Authority, Inc.
Commission File No: 1-13426

Dear Sports Authority Employee:

By now, you have heard this morning’s news, announcing the planned merger of Gart Sports Company and The Sports Authority, that the combined company will be named The Sports Authority, and will be headquartered in Denver, Colorado. This morning’s press release is attached for your reference.

That the new combined company will be called The Sports Authority is a testament to what we have accomplished. Using The Sports Authority name is clear validation of our business strategy and all of your hard work that has built and maintained The Sports Authority brand, as well as our loyal customer base.

Career opportunities for many employees will be enhanced by this combination. Some employees in Fort Lauderdale will be offered a position in Denver and perhaps other locations. As soon as transition information becomes available, we will update you.

I can appreciate that today’s news creates some uncertainty for many of you. We will do what we can to minimize that uncertainty. In the meantime, I ask you to stay focused and to continue to do your job according to the same high professional standards you have always exhibited. Whether you have been here for many years or are a relative newcomer, we have accomplished much together. We owe it to each other and our customers to continue executing our business strategy.

As you know, one of The Sports Authority’s core values is that “we compete to win.” This merger of equals is clearly a “win” for both companies. By combining with Garts Sports, we will become the country’s preeminent sporting goods retailer. This merger represents the best opportunity for the combined company to compete successfully in an environment that has become increasingly difficult, and will allow us to better compete against mass merchandisers, deep discounters and specialty stores.

If you have questions about today’s announcement, please speak to your department head or contact Rosanne Mathews in the Human Resources department, extension 3124 for more information. You, as an employee of The Sports Authority, deserve great credit for your hard work and dedication. Our ability to enter into this strategic combination is due to your efforts and we are counting on your help to make it a success.

Thank you.

Sincerely,

Marty Hanaka
Chairman & CEO
The Sports Authority

The foregoing may contain, in addition to historical information, certain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including risks and uncertainties discussed in Gart Sports and Sports Authority’s filings with the Securities and Exchange Commission. Those risks include, among other things, the competitive environment in the sporting goods industry in general and in the specific market areas of Gart Sports and Sports Authority, consumer confidence, changes in discretionary consumer spending, changes in costs of goods and services and economic conditions in general, and in the companies’ specific market areas, unseasonable weather and those risks generally associated with the integration of the companies. There can be no assurance that the merger will close, as to the timing of the closing, that the companies will be integrated successfully or without unanticipated costs or that anticipated synergies or other benefits will be realized. The companies assume no obligation to update any forward-looking statements as a result of new information or future events or developments.

GART SPORTS AND SPORTS AUTHORITY STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS WHICH WILL BE FILED BY GART SPORTS AND THE SPORTS AUTHORITY WITH THE SEC. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE MERGER. When documents are filed with the SEC, they will be available for free at the SEC’s website at www.sec.gov. Documents are also available for free from the contact persons listed below.

Gart Sports, Sports Authority and their directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Reference is also made to the companies’ latest annual reports and annual stockholder’s meetings proxy statements as filed with the SEC, including Gart Sport’s Proxy Statement for its Annual Meeting held on June 7, 2002 and Sports Authority’s Proxy Statement for its Annual Meeting held on May 30, 2002, which may be obtained for free in the manner set forth above.

CONTACTS:

FOR GART SPORTS
Alexandra Elliott
Director of Public Relations
T: (303) 863-2633
aelliott@gartsports.com

Thomas T. Hendrickson
Executive Vice President and Chief Financial Officer
T: 303-863-2293

FOR THE SPORTS AUTHORITY
George Mihalko
Vice Chairman, Chief Administrative Officer
and Chief Financial Officer
T: 954-677-6360